Exhibit 4.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of the date of the Annual Report on Form 10-K of which this exhibit is a part, Carrier Global Corporation (the “Company,” “Carrier,” “we,” “us,” and “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our common stock, par value $0.01 per share.

Common Stock
The following briefly summarizes certain terms of Carrier’s common stock. This summary does not describe every aspect of our common stock and is subject, and is qualified in its entirety by reference, to all the provisions of our amended and restated certificate of incorporation and our amended and restated bylaws.

Carrier’s common stock is listed on the New York Stock Exchange under the symbol “CARR.”

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareowners.

Holders of common stock are entitled to share equally in the dividends, if any, that may be declared by Carrier’s board of directors out of funds that are legally available to pay dividends, but only after payment of any dividends required to be paid on outstanding preferred stock. Upon any voluntary or involuntary liquidation, dissolution or winding up of Carrier, the holders of common stock will be entitled to share ratably in all assets of Carrier remaining after we pay:

•all of our debts and other liabilities and
•any amounts we may owe to the holders of our preferred stock.

Holders of common stock do not have any preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any series of preferred stock that we may designate and issue.

Delaware law and our amended and restated bylaws permit us to issue uncertificated shares of common stock.

The rights, preferences and privileges of common shareowners may be affected by the rights, preferences and privileges granted to holders of preferred stock. The Carrier board of directors has the authority, without further action by the shareowners, to issue shares of preferred stock in one or more series, and to fix the rights, preferences and privileges (including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences) of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any additional series of preferred stock upon the rights of common shareowners until the board of directors determines the specific rights of the holders of that series. However, the effects might include, among other things (1) restricting dividends on the common stock, (2) diluting the voting power of the common stock, (3) impairing the liquidation rights of the common stock or (4) delaying or preventing a change in control of Carrier without further action by the shareowners.

At each annual meeting of shareowners, the entire Carrier board of directors is elected for a term of one year. Carrier’s amended and restated bylaws provide that the board of directors may, from time to time, designate the number of directors; however, the number may not be less than five nor more than 14. Vacancies on the board (except in an instance where a director is removed by holders of common stock and the resulting vacancy is filled by holders of common stock) may be filled by a vote of the majority of the directors then in office, even if less than a quorum.

Carrier’s amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election of directors, other than nominations made by or at the direction of Carrier’s board of directors. Eligible shareowners will be permitted to include their own director nominees in Carrier’s proxy materials under the circumstances set forth in the amended and restated bylaws. Generally, a stockholder or a group of up to 20 shareowners, who has maintained continuous qualifying ownership of at least 3% of Carrier’s outstanding common stock for at least three years, will be permitted to include director nominees constituting up to 20% of the board of directors in the proxy materials for an annual meeting of shareowners if such stockholder or group of shareowners complies with the other requirements set forth in the proxy access provision.

Carrier’s amended and restated bylaws include an exclusive forum provision. This provision provides that, unless Carrier consents in writing to the selection of an alternative forum, the sole and exclusive forum for various types of suits will be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). Such suits include (1) any derivative action or proceeding brought on behalf of Carrier, (2) any action asserting a claim of breach of a fiduciary duty owed by any current or former director or officer or other employee of Carrier to the company or to Carrier’s shareowners, (3) any action asserting a claim against Carrier or any current or former director or officer or other employee of Carrier arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or Carrier’s amended and restated certificate of incorporation or amended and restated bylaws (as either may be amended from time to time), (4) any action asserting a claim against Carrier or any director or officer or other employee of Carrier governed by the internal affairs doctrine or (5) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. Under Carrier’s amended and restated bylaws, to the fullest extent permitted by law, this exclusive forum provision applies to state and federal law claims, including claims under the federal securities laws, including the Exchange Act, although Carrier shareowners will not be deemed to have waived Carrier’s compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of exclusive forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that, in connection with claims subject to exclusive federal jurisdiction, a court could find the exclusive forum provision contained in Carrier’s amended and restated bylaws to be inapplicable or unenforceable.

Carrier’s amended and restated certificate of incorporation and amended and restated bylaws provide that any action permitted to be taken at an annual or special meeting of shareowners may be effected by the written consent of shareowners if shareowners representing 25% of the outstanding voting power of Carrier capital stock have requested a record date for such action and certain other conditions are satisfied in accordance with Carrier’s amended and restated certificate of incorporation and amended and restated bylaws.

Carrier’s amended and restated certificate of incorporation and amended and restated bylaws provide that special meetings of shareowners may be called only by the board of directors, the chairman of the board of directors, or the Chief Executive Officer. The Secretary may also call a special meeting of shareowners in response to a written request of a stockholder or a group of shareowners who has maintained continuous qualifying ownership of at least 15% of Carrier’s outstanding common stock for at least one year, subject to the provisions and conditions set forth in Carrier’s amended and restated certificate of incorporation and amended and restated bylaws.

Under Delaware law, the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

Certain of the provisions of Carrier’s amended and restated certificate of incorporation and amended and restated bylaws discussed above and below could discourage a proxy contest or the acquisition of control of a substantial block of our stock. These provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of Carrier, even though an attempt to obtain control of Carrier might be beneficial to Carrier and its shareowners.

Carrier’s amended and restated certificate of incorporation includes provisions eliminating the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Delaware law. The amended and restated bylaws include provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law, including under circumstances in which indemnification is otherwise discretionary. The amended and restated bylaws additionally include provisions permitting the Chief Executive Officer or the Chief Legal Officer and the Chief Financial Officer acting together to reimburse the expenses of our current and former employees, agents and fiduciaries in advance of the final disposition of any such proceeding.

Section 203 of the DGCL, under certain circumstances, may make it more difficult for a person who is an “Interested Stockholder,” as defined in Section 203, to effect various business combinations with a corporation for a three-year period. Under Delaware law, a corporation’s certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by

Section 203. However, Carrier’s amended and restated certificate of incorporation and amended and restated bylaws do not exclude us from these restrictions, and these restrictions apply to us.